ALTAGAS' THIRD QUARTER RESULTS SAW STRONG PERFORMANCE FROM THE MIDSTREAM BUSINESS DRIVEN BY RIPET AND THE ADVANCEMENT OF ITS ENERGY EXPORT STRATEGY

Company remains on track to achieve 2019 guidance
Calgary, Alberta (October 30, 2019)
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

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Normalized EBITDA[1] was $178 million, compared to $226 million in the prior year, with strong contributions from the Ridley Island Propane Export Terminal (RIPET) ($37 million) being more than offset by EBITDA lost due to asset sales ($93 million) and a one-time adjustment related to the Hearing Examiner's report in Virginia pertaining primarily to the return of excess deferred taxes ($30 million).

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Excluding the impact of the Virginia Hearing Examiner’s report and lost EBITDA from asset sales, normalized EBITDA would have increased by approximately $75 million for the quarter as compared to the same quarter last year.

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Net income applicable to common shares was $22 million ($0.08 per share) in the third quarter compared to a loss of $726 million ($2.78 per share) in the prior year. Normalized net loss[1] was $58 million ($0.21 per share) in the third quarter compared to normalized net loss of $17 million ($0.07 per share) in the prior year.

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Normalized funds from operations (FFO)[1] were $67 million, compared to $117 million in the third quarter of 2018. Excluding the impact of the Virginia Hearing Examiner’s report and lost FFO from asset sales, FFO would have increased by approximately $39 million for the quarter as compared to the same quarter last year.

•	The Company exceeded its 2019 asset monetization program target of $1.5 - $2 billion, with $2.2 billion in asset sales announced year-to-date.

•	2019 outlook remains unchanged with expected normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million.

•	The 2019 de-leveraging target of $3 billion remains in line with expectations. At quarter end, net debt[1] had been reduced by $2.4 billion year-to-date.

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The Midstream segment delivered strong results with normalized EBITDA growing by approximately 95 percent to $127 million compared to $65 million in the prior year. The first full quarter of operations at RIPET contributed approximately $37 million of normalized EBITDA. During the quarter RIPET averaged two ships exported per month to Asian markets. Volumes delivered to RIPET averaged approximately 40,000 bbl/d.

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Subsequent to quarter end, AltaGas’ subsidiary Washington Gas, received an Approved Rate Case Settlement Agreement in Maryland, approving an increase in annual revenues of US$27 million with a return on equity of 9.7 percent. These rates became effective October 15th.

AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) today reported third quarter 2019 financial results which represents the first consolidated quarter-over-quarter results including the acquisition of WGL Holdings, Inc. AltaGas also reaffirmed its 2019 outlook, and provided an update on its business and near-term priorities, which remain on track.
“We continue to execute on all of our operational and financial priorities. We saw continued strong performance from our core businesses and executed on asset sales at attractive multiples that exceeded the top-end of our guidance range,” said Randy Crawford, President and Chief Executive Officer of AltaGas. “The successful

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2019, which is available on www.sedar.com.

execution of our asset monetization program has significantly improved our financial strength and flexibility, and we are well positioned to enter 2020 with a sharpened focus on execution, as well as driving performance and growth across our core Midstream and Utilities businesses.
“Building upon the momentum we achieved in our Midstream business to-date, we will continue to leverage the structural advantage we have at RIPET to attract and handle more molecules in our integrated footprint. At our Utilities, our focus remains squarely on driving performance to lower our cost structure, and deliver exceptional service. These measures will strengthen relationships with our customers and regulators, and create an environment conducive to future growth,” continued Mr. Crawford.

BUSINESS PERFORMANCE

Marking the first full quarter of operations, RIPET contributed $37 million of normalized EBITDA in the third quarter of 2019 and received approximately 40,000 bbl/d for delivery to Asian markets, averaging two ships per month. Third quarter normalized EBITDA from RIPET benefited from a higher average FEI-Mt. Belvieu hedge rate of US$14 per barrel that included second quarter supply hedges that were rolled forward to the third quarter.  The resulting impact to third quarter normalized EBITDA is a one-time benefit of approximately $5 million. As the cornerstone asset of our Midstream business, RIPET has extended our integrated value chain in northeast British Columbia, attracting additional volumes to our system, providing strong netbacks, as well as advancing future growth across our platform.

“RIPET has been successful in capturing incremental value for Canadian propane in international markets - a win-win for our producers and AltaGas,” said Mr. Crawford. “Our focus now is execution at the terminal to gain scale and efficiencies that will allow us to grow our export capabilities by further increasing capacity."

The third quarter is seasonally the weakest quarter in the Utilities segment, with the majority of revenue recognized in the first and fourth quarters, and expenses being somewhat linear in nature throughout the year. The progress we are making in updating rates in our various jurisdictions has minimal effect on earnings in the third quarter as those impacts are driven by higher throughput that occurs in the first and fourth quarters. The Utilities segment in the third quarter was essentially flat as compared to last year excluding the one-time impact related to the Hearing Examiner's report in Virginia and the impact of the AltaGas Canada Inc. initial public offering.

“We continue to execute on cost reduction initiatives and focused capital investments to improve the customer value proposition by providing lower costs, higher reliability and outstanding customer service,” said Mr. Crawford. “All of our capital projects, including our largest pipeline project, the Marquette Connector at SEMCO, remain on track as we continue to advance our long-term focus on delivering outstanding customer service."

In the Power segment, AltaGas announced the successful recontracting of the Blythe Facility to Southern California Edison (SCE). Under the Tolling Agreement, SCE has exclusive rights to all capacity, energy, ancillary services, and resource adequacy benefits from August 1, 2020 to December 31, 2023. California Public Utilities Commission approval is required and is expected to occur in the first half of 2020.

REGULATORY UPDATE

Maryland
On August 30, 2019, a settlement agreement was filed in respect of the Maryland Rate Case and on September 30th, the public utility law judge issued a proposed order to approve an unopposed settlement authorizing Washington Gas Light Co. a US$27 million, or 5 percent, gas distribution rate increase, including an allowed return on equity of 9.7 percent and equity thickness of 53.5 percent. The proposed order became final on October 15, 2019 with rates effective immediately. The settlement addresses rate relief necessary to recover costs of providing safe, reliable natural gas service and earn the allowed rate of return.

Virginia
In July 2018, a rate case in Virginia was filed seeking a rate increase of US$37.6 million, 10.6 percent return on equity and 53.3 percent equity thickness. Consistent with the regulatory rate case process in Virginia, interim rates were put into effect in January 2019, subject to true-up or refund. On September 16, 2019, a Hearing

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Examiner’s report was issued in response to the rate case and recommended the Commission approve a US$11.2 million rate base increase associated with the roll-in of SAVE surcharges, a 9.2 percent return on equity and 53.5 percent equity thickness.

As a result of the Virginia Hearing Examiner's recommendation, in the third quarter of 2019, the Company recorded a one-time reduction in normalized EBITDA of approximately $30 million. The corresponding impact on net income after taxes in the third quarter of 2019 was a reduction of approximately $14 million due to certain offsetting amounts included in deferred income taxes. On October 21, 2019, Washington Gas filed comments on and exceptions to the Hearing Examiner's report, recommending the State Corporation Commission of Virginia reject certain of the Hearing Examiner's findings. A final decision is expected late in the fourth quarter of 2019 or early in the first quarter of 2020.

FINANCIAL RESULTS

	Three Months Ended September 30
($ millions)	2019	2018
Net income (loss) applicable to common shares	$22	$(726)

Segmented Normalized EBITDA(1)
Utilities	$(8)	$32
Midstream	127	65
Power	70	128
Corporate	(11)	1
Normalized EBITDA (1)	$178	$226

Normalized FFO(1)	$67	$117

Normalized AFFO(1)	$59	$121

Normalized UAFFO(1)	$(3)	$59

(1)	Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release

Normalized EBITDA for the third quarter of 2019 was $178 million, compared to $226 million for the same quarter in 2018. Factors negatively impacting normalized EBITDA included the impact of asset sales and impacts related to a Hearing Examiner's report on the Virginia rate case. These were partially offset by contributions from RIPET, higher volumes and margins from our retail power business and contributions from Central Penn which was placed into service in October 2018.

Normalized FFO and normalized adjusted FFO (AFFO) were impacted by lower interest expense, partially offset by the same factors impacting normalized EBITDA. In the third quarter of 2019, AltaGas received $3 million of dividend income from the Petrogas Preferred Shares (2018 - $3 million) and $1 million of common share dividends from Petrogas (2018 - $1 million). AFFO was also impacted by lower cash received from non-controlling interests. In the third quarter of 2019, AltaGas paid $17 million of preferred share dividends (2018 - $17 million).

Normalized utility adjusted funds used by operations (UAFFO) for the third quarter of 2019 were $3 million ($0.01 per share), compared to normalized utility adjusted funds from operations of $59 million ($0.23 per share) for the same quarter in 2018. The decrease was due to the same drivers impacting normalized adjusted funds from operations.

Normalized net loss was $58 million ($0.21 per share) for the third quarter of 2019, compared to normalized net loss of $17 million ($0.07 per share) reported for the same quarter in 2018. Factors negatively impacting normalized net loss included lower income tax recovery and the same previously referenced factors impacting normalized EBITDA, partially offset by lower interest expense and lower depreciation and amortization expense.

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Net income applicable to common shares for the third quarter of 2019 was positively impacted by lower provisions on assets, the absence of merger commitment expenses recorded in the third quarter of 2018, gains on the sale of WGL's distributed generation assets, lower interest expense, and lower depreciation and amortization expense, partially offset by the same previously referenced factors impacting normalized EBITDA, lower income tax recovery, and higher unrealized losses on risk management contracts.

Interest expense for the third quarter of 2019 was $92 million, compared to $112 million for the same quarter in 2018. The decrease was predominantly due to lower average debt balances as a result of proceeds on asset sales.

AltaGas recorded an income tax recovery of $35 million for the third quarter of 2019 compared to a recovery of $221 million in the same quarter of 2018. The decrease in tax recovery was mainly due to tax recoveries booked on asset provisions and transaction costs in the third quarter of 2018, partially offset by a tax recovery on the sale of WGL's distributed generation assets in the third quarter of 2019. Current tax expense of $9 million was recorded in the third quarter of 2019, of which approximately $3 million related to tax on asset sales.

SUBSEQUENT EVENT
On October 21, 2019, AltaGas Canada Inc. (ACI) announced that the Public Sector Pension Investment Board and the Alberta Teachers' Retirement Fund Board (together, the "Consortium") and ACI had concluded a definitive arrangement agreement whereby the Consortium will indirectly acquire all of the issued and outstanding common shares of ACI (the "Common Shares") in an all-cash transaction for $33.50 per Common Share (the "Arrangement"). The Arrangement will be subject to customary closing conditions including approval by 66 2/3 percent of the Common Shares voted in person or by proxy at a special meeting of holders of Common Shares to be called to approve the Arrangement. In addition to shareholder approval, closing of the Arrangement is also subject to the approval by the Court of Queen's Bench of Alberta and to certain regulatory approvals, including approval under the Competition Act (Canada), approval from the Alberta Utilities Commission and approval from the British Columbia Utilities Commission. ACI and the Consortium expect to close the Arrangement in the first half of 2020. AltaGas owns 11,025,000 Common Shares or approximately 37 percent of the total number of Common Shares.

GUIDANCE AND FUNDING
AltaGas’ previously announced balanced funding plan is designed to de-lever the balance sheet, maintain an investment grade credit rating, fund the 2019 capital program of approximately $1.3 - $1.36 billion, and optimize per share cash flow and earnings growth. The increase in expected net invested capital compared to the estimated $1.3 billion previously disclosed is primarily due to the timing of the closing of certain asset sales. During the third quarter AltaGas announced the sale of the Central Penn Pipeline bringing announced or completed asset sales to approximately $2.2 billion, exceeding the target range of $1.5 - $2 billion. Proceeds will be used to reduce net debt which has decreased to approximately $7.7 billion as at September 30, 2019, down from $10.1 billion as at December 31, 2018. Including the proceeds from the Central Penn asset sale which is expected to close in the fourth quarter, AltaGas is confident it will achieve its $3 billion net debt reduction target by year-end.

AltaGas reiterates its outlook for 2019, with anticipated normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million.

While 2019 growth was underpinned by a full-year of earnings from WGL, as well as Midstream projects coming into service during the year, notably RIPET and the Nig Creek Gas Plant, 2020 growth will be driven by the completion of near-term projects. The Townsend 2B Facility is expected to come online in the first quarter of 2020, adding incremental natural gas liquids to its northeast British Columbia system, as well as the expansion of the North Pine Fractionation Facility.

AltaGas continues to focus on growing commercial contracts across its Midstream business and RIPET. The optimization of existing rail infrastructure will be key to gaining scale and efficiencies as the Company grows and

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diversifies its customer base. With growing Canadian natural gas supply and the fading U.S. import market, AltaGas has a distinct opportunity to leverage its ‘first mover advantage’ and attract more volumes to its system, ultimately, driving growth across its integrated platform.

AltaGas will continue to focus on prudent deployment of capital, with an emphasis on business optimization to support its goal of operational excellence and deliver strong performance through 2020 and beyond.

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

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The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on December 16, 2019, to common shareholders of record on November 25, 2019. The ex‑dividend date is November 22, 2019. This dividend is an eligible dividend for Canadian income tax purposes;

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The Board of Directors approved a dividend of $0.21125 per share for the period commencing September 30, 2019 and ending December 30, 2019, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex‑dividend date is December 12, 2019;

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The Board of Directors approved a dividend of $0.27083 per share for the period commencing September 30, 2019 and ending December 30, 2019, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex‑dividend date is December 12, 2019;

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The Board of Directors approved a dividend of US$0.330625 per share for the period commencing September 30, 2019 and ending December 30, 2019, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex‑dividend date is December 12, 2019;

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The Board of Directors approved a dividend of $0.337063 per share for the period commencing September 30, 2019, and ending December 30, 2019, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex‑dividend date is December 12, 2019;

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The Board of Directors approved a dividend of $0.265125 per share for the period commencing September 30, 2019, and ending December 30, 2019, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex-dividend date is December 12, 2019;

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The Board of Directors approved a dividend of $0.29604 per share for the period commencing September 30, 2019, and ending December 30, 2019, on AltaGas’ outstanding Series H Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex-dividend date is December 12, 2019;

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The Board of Directors approved a dividend of $0.328125 per share for the period commencing September 30, 2019, and ending December 30, 2019, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex‑dividend date is December 12, 2019; and,

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The Board of Directors approved a dividend of $0.3125 per share for the period commencing September 30, 2019, and ending December 30, 2019, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on December 31, 2019 to shareholders of record on December 13, 2019. The ex-dividend date is December 12, 2019.

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CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2019	2018	2019	2018
Revenue	888	1,041	3,960	2,530
Normalized EBITDA (1)	178	226	847	615
Net income (loss) applicable to common shares	22	(726)	872	(676)
Normalized net income (loss) (1)	(58)	(17)	138	76
Total assets	20,687	22,958	20,687	22,958
Total long-term liabilities	9,358	11,319	9,358	11,319
Net additions (dispositions) of property, plant and equipment	(501)	367	(1,330)	556
Dividends declared (2)	66	162	199	357
Cash from (used by) operations	(30)	(355)	600	(18)
Normalized funds from operations (1)	67	117	564	407
Normalized adjusted funds from operations (1)	59	121	529	374
Normalized utility adjusted funds from (used by) operations (1)	(3)	59	333	271

	Three Months Ended September 30		Nine Months Ended September 30
($ per share, except shares outstanding)	2019	2018	2019	2018
Net income (loss) per common share - basic	0.08	(2.78)	3.16	(3.28)
Net income (loss) per common share - diluted	0.08	(2.78)	3.15	(3.28)
Normalized net income (loss) - basic (1)	(0.21)	(0.07)	0.50	0.37
Normalized net income (loss) - diluted (1)	(0.21)	(0.07)	0.50	0.37
Dividends declared (2)	0.24	0.55	0.72	1.64
Cash from (used by) operations	(0.11)	(1.36)	2.17	(0.09)
Normalized funds from operations (1)	0.24	0.45	2.04	1.98
Normalized adjusted funds from operations (1)	0.21	0.46	1.92	1.82
Normalized utility adjusted funds from (used by) operations (1)	(0.01)	0.23	1.21	1.32
Shares outstanding - basic (millions)
During the period (3)	277	261	276	206
End of period	278	269	278	269

(1)	Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this news release.

(2)	Dividends declared per common share per month: $0.1825 beginning on November 27, 2017, and $0.08 beginning on December 27, 2018.

(3)	Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today at 8:00 a.m. MT (10:00 a.m. ET) to discuss 2019 third quarter results, provide an update on the business and other corporate developments.
Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.
Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on October 30, 2019 by dialing 403-451-9481 or toll-free 1-855-859-2056. The passcode is 6373893. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on November 6, 2019.
AltaGas’ unaudited condensed interim Consolidated Financial Statements and accompanying notes for the third quarter ended September 30, 2019, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

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About AltaGas

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 1-587-955-4519 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected normalized EBITDA and expected normalized FFO for the full year 2019; 2019 de-leveraging target of $3 billion; 2020 focus on executing and driving performance and growth across Midstream and Utilities business; RIPET’s structural advantage; focus on gaining scale and efficiencies at RIPET to increase export capacity; term of and expected regulatory approval date for the Blythe Facility tolling agreement; timing of final order from Virginia commission; conditions precedent to and expected closing date of the ACI Arrangement; 2019 capital program of approximately $1.3 - $1.36 billion; use of proceeds from 2019 asset sales; expected closing date of the Central Penn asset sale; 2020 growth being driven by near term projects; on-line dates for Townsend 2B Facility and North Pine Fractionation facility; focus on growing commercial contracts, prudent deployment of capital, business optimization to deliver strong performance in 2020; expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; impacts of the hedging program; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals and orders; timing of regulatory approvals related to Utilities projects; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: capital market and liquidity risks; general economic conditions; consumption risk; market risk; internal credit risk; foreign exchange risk; debt service risk; financing and refinancing risk; market value of common shares and other securities; variability of dividends; commitments associated with the regulatory approval of the WGL Acquisition; integration of WGL; growth strategy risk; planned asset sales in 2019; potential sale of additional shares; volume throughput; counterparty credit risk; dependence on certain partners; natural gas supply risk; operating risk; changes in laws; risk management costs and limitations; regulatory; climate change and carbon tax; construction and development; RIPET rail and marine transportation; litigation; infrastructure; cybersecurity, information and control systems risk; external stakeholder relations; composition risk; electricity and resource adequacy prices; interest rates; collateral; indigenous land and rights claims; duty to consult; underinsured and uninsured losses; weather data; service interruptions; rep agreements; Cook Inlet gas supply; health and safety; non-controlling interests in investments; decommissioning, abandonment and reclamation costs; cost of providing retirement plan benefits; labour relations; key personnel; failure of service providers; technical systems and processes incidents; securities class action suits and derivative suits; return on investments in renewable energy projects; competition; compliance with applicable law; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2018 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and

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actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2019. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (loss) using net income (loss) adjusted for pre‑tax depreciation and amortization, interest expense, and income tax recovery (expense). Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, gains on the sale of assets, accretion expenses related to asset retirement obligations, realized losses on foreign exchange derivatives, provisions on assets, provisions on investments accounted for by the equity method, development costs, foreign exchange gains (losses), distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized net income (loss) represents net income (loss) applicable to common shares adjusted for the after-tax impact of unrealized gains (losses) on risk management contracts, gain (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to with a change in timing related to certain WGL merger commitments, gains on the sale of assets, financing costs associated with the bridge facility for the WGL Acquisition, realized gain (loss) on foreign exchange derivatives, provisions on investments accounted for by the equity method, provisions on assets, statutory tax rate change, and changes in fair value of natural gas optimization inventory. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from (used by) operations are used to assist management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments and other investing activities. Normalized funds from operations is calculated based on cash from (used by) operations and adjusted for changes in operating assets and liabilities in the period and non‑operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and merger commitments. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, Midstream and Power maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from (used by) operations is based on normalized adjusted funds from operations, further adjusted for Utilities segment depreciation and amortization.

Net debt is used by the corporation to monitor its capital structure and financing requirements. It is also a measure of the Corporation's overall financial strength. Net debt is defined as short-term debt, plus current and long-term portions of long-term debt, less cash and cash equivalents.

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